

March 1, 2019

Paul Moody
Chief Executive Officer
Quick Start Holdings, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

>   **Re: Quick Start Holdings, Inc.**
>   **Amendment No. 1 to Registration Statement on Form 10-12G**
>   **Filed February 19, 2019**
>   **File No. 000-56016**

Dear Mr. Moody:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 13, 2019 letter.

Amendment No. 1 to Form 10

General

1.   Please revise your Form 10 to include the change of control disclosure in your Form 8-K filed on February 25, 2019. In your amended filing, please also include all required Form 10 disclosure related to your change of control transaction.

Directors and Executive Officers Prior and Current Blank Check Company Experience, page 10

2.   We note your response to prior comment 1. Please explain in greater detail why you believe that NL One Corporation was not a shell company during the during the time in which Jeffrey DeNunzio and Paul Moody were affiliated with it or include NL One in this section of the filing. In NL One's Form S-1 (333-198528) last amended on April 29, 2015, NL One disclosed that its only directors and executive officers were Jeffrey

DeNunzio (President, CEO and sole director) and Paul Moody (Secretary). NL One stated in its filing that it had "no operations" and its balance sheet reflected zero assets. See the definition of shell company in Rule 12b-2 of the Exchange Act.

Description of Registrant's Securities to be Registered, page 13

3.   We note your response to prior comment 4; however, the exclusive forum provision is still not disclosed in your filing. In this section of the filing, please describe the exclusive forum provision and clarify, as you state in your response to comment 4, that the exclusive forum provision does not apply to claims arising under the Securities Act or the Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact James Giugliano at 202-551-3319 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining